Exhibit 99.2

April 11, 2016

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs/Mesdames:

Re: Gentor Resources Inc.

We have reviewed the information contained in the Notice of Change of Auditors of Gentor Resources Inc. dated April 11, 2016 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to Deloitte LLP.

Yours truly,

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants

Licensed Public Accountants